UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

On November 5, 2026, Nyxoah SA (the “Company”) issued a press release announcing its financial and operating results for the third quarter of 2026. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additionally, on November 5, 2026, the Company announced its unaudited third quarter results for 2026, which are further described in a Third Quarter 2026 report attached hereto as Exhibit 99.2.

In connection with the announcement of its unaudited third quarter results for 2026, the Company has provided supplemental risk factors, which are attached hereto as Exhibit 99.3 and incorporated herein by reference. These risk factors should be read in conjunction with the risk factors included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

The information in the attached Exhibit 99.2 and Exhibit 99.3 shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-261233, 333-269410, 333-283103, 333-285960 and 333-294644) and Form F-3 (Registration Number 333-285982) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Press Release, dated November 5, 2026
99.2	Third Quarter Report 2026
99.3	Supplemental Risk Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: November 5, 2026	By:	/s/ Loic Moreau
	Name:	Loic Moreau
	Title:	Interim Chief Financial Officer